FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Free Translation of the agenda of the Call
Notice to the Extraordinary Shareholders’
Meeting of Companhia Brasileira de
Distribuição to be published on December 5, 2015

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s No. (CNPJ/MF): 47.508.411/0001-56
NIRE: 35.300.089.901

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 22, 2015

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, CEP 01402-901, registered with the Board of Trade under NIRE 35.300.089.901 and enrolled with the CNPJ/MF under No. 47.508.411/0001-56, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) as a publicly-held company category “A” under code 14826 (“Company”), in accordance with article 124 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”) and articles 3rd and 5th of CVM Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), are convened to meet at the Extraordinary Shareholders’ Meeting (“Shareholders’ Meeting”) to be held at 11:00 am on December 22, 2015 at the Company’s head office, in order to decide on the following agenda:

(i)            approve the merger into the Company of part of the spun-off assets of Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”), in accordance with the terms and conditions described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, executed among the management of the companies involved, assuming that the total and disproportional spin-off of Nova Pontocom will be approved and completed;

(ii)           ratify the appointment of Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62.657.242/0001-00, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1,893, 6th floor, Jardim Paulistano (“Magalhães Andrade”), as the expert company responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets and of the spun-off assets to be spun-off and merged into the Company, at the base date of September 30, 2015 (“Spin-Off Appraisal Report”);

(iii)          approve the Spin-Off Appraisal Report;

(iv)         approve the merger into the Company of its subsidiary, Sé Supermercados Ltda. (“Sé”), in the terms and conditions described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, executed by the management of the Company and Sé (“Merger”);

(v)          ratify the appointment of Magalhães Andrade as the expert company responsible for the elaboration of the appraisal report of the net equity of Sé to be merged into the Company, on the base date of September 30, 2015 (“Merger Appraisal Report”);

Free Translation of the agenda of the Call
Notice to the Extraordinary Shareholders’
Meeting of Companhia Brasileira de
Distribuição to be published on December 5, 2015

(vi)         approve the Merger Appraisal Report;

(vii)        if the abovementioned matters are approved, authorize the management of the Company to take all necessary actions in order to carry out the resolutions proposed and approved by the shareholders of the Company;

(viii)       approve the amendment of Article 2 of the Company’s By-laws, to include, in the Company’s corporate purposes, the activity of “import of beverages, wines and vinegars”; and

(ix)         approve, in view of the resolution above, the restatement of the Company’s By-laws.

The shareholders and their legal representatives shall attend to the Shareholders’ Meeting bearing identity documents and the updated certificate of the Company’s shares, issued by the financial institution providing bookkeeping services and/or custody agent. Regarding the representation by proxy, the shareholders shall submit the mandate under applicable law at least three (3) days in advance of the date of the Shareholders’ Meeting. The documents shall be submitted to the Company’s Corporate Legal Department, at Av. Brigadeiro Luis Antônio, 3142, city of São Paulo, State of São Paulo.

The shareholders who do not previously submit the documents still will be able to attend to the Shareholders’ Meeting if they present such documents at the opening of the meeting, as set forth by article 5, §2 of CVM Ruling No. 481.

The documents regarding the agenda of the Shareholders’ Meeting are available at the Company’s head office and respective web sites of the Company (www.gpari.com.br), BM&FBOVESPA (http://www.bmfbovespa.com.br) and (http://www.cvm.gov.br) CVM, in accordance with the legal provisions set forth in the Brazilian Corporate Law and applicable ruling.

São Paulo, December 5, 2015

JEAN-CHARLES HENRI NAOURI

President of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 7, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.